EXHIBIT (a)(1)(xi)

Contacts:  Andy Brimmer or Dan Katcher

                  Joele Frank, Wilkinson Brimmer Katcher

                  212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL AND INDEPENDENT COMMITTEE ISSUE OPEN LETTER TO

NEXT LEVEL STOCKHOLDERS

Confident Next Level is Heading in the Right Direction

ROHNERT PARK, Calif., March 7, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today issued the following letter to Next Level stockholders:

March 7, 2003

To the Stockholders of Next Level Communications, Inc.:

By not tendering your shares, you have sent Motorola, Inc. a message: that you judge the $1.04 per share consideration inadequate and Motorola should talk with your Independent Committee about a variety of options that recognize Next Level’s long-term potential. As of Tuesday, March 4, 2003, Motorola received less than 2% of the Next Level shares it sought in its unsolicited tender offer. Nevertheless, we approached Motorola to discuss alternative transactions to its tender offer. Although we have had conversations with Motorola, Motorola to date has been unwilling to discuss any such alternatives.

We are confident that Next Level is headed in the right direction:

•	Next Level has a proven, state-of-the-art, full service platform providing the only commercially-proven and cost-effective ‘triple-play’ solution of voice, video and data available to our customers.

•	There has been a confluence of market factors – continued revenue erosion by the large telephone companies due to, among other things, competition from the triple-play offerings of cable TV companies, a landmark FCC decision allowing these telcos to fight back against the cable incursion with their own full-service offerings, and the adoption of international standards for our technology – that signal substantially improved prospects for Next Level and our industry as a whole.

•	Next Level is making real progress in deploying its technology across the entire telecom industry – from the large, Regional Bell Operating Companies (RBOCs) to the middle market with the CLECs and ILECs to the smaller telecom providers in the robust Independent Operating Company (IOC) market. Next Level has recently seen the major metropolitan area deployment of our cable-competitive digital TV and high-speed Internet services underway in Winnipeg, Canada, strong traction at other major accounts and the accelerating movement to our digital TV platform by independent operating companies across the country. Internationally we have commitments for expanded rollouts in Europe and have great opportunities looming in China. Our product lineup is stronger than ever, with compelling features tailor-made for a broad range of customer needs.

•	Next Level is in its strongest financial position since the current management joined the company two years ago.

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Your management team has worked diligently to achieve these results and customer acceptance since they were recruited by Next Level approximately two years ago. In fact, Motorola itself was instrumental in that recruitment. Three of the top seven officers of Next Level came directly from Motorola.

Since joining Next Level, your management team has significantly improved the fundamentals and liquidity of the company. If you remember, this management team inherited a company that had a bloated inventory and very high expenses, all complicated by the telecommunications industry downturn.

•	Management has cut more than $40 million in annual operating expenses and reversed a massive $150 million inventory buildup. Cash flow from operations improved by over $90 million in 2002, from negative $127.8 million in 2001 to negative $34.1 million in 2002: our operational cash use averaged less than $5 million for the last three quarters.

•	Revenues are increasing. For the fourth quarter of 2002, revenues grew 15% from the prior quarter from $12.3 million to $14.2 million, and order backlog increased from $2.8 million as of September 30, 2002 to $7.9 million as of December 31, 2002. Next Level believes this favorable revenue trend will continue.

•	Next Level’s liquidity outlook and balance sheet are the best in almost two years, with Next Level’s 2002 ending cash balance of $33.4 million. While the absence of additional funding commitments could result in a qualified “going concern” audit opinion, we believe our present cash balances are sufficient to fund our operations through the third quarter of 2003. Although our efforts to seek additional funding to avoid a going concern qualification naturally have been stymied with the tender offer outstanding, we are presently working with an investment bank to aggressively seek outside capital for Next Level’s long-term financing needs. Several significant institutional investors have expressed interest in funding Next Level, subject to the termination of Motorola’s tender offer and fair and appropriate resolution of Motorola’s veto rights and other preferences. Although we cannot predict the price (which, like most private financings for publicly held companies, could be lower than current market) or other terms of any such financing, we believe that given our improving fundamentals and market dynamics, Next Level can secure additional funding. On January 30, 2003, Motorola informed us in writing that: “…if the tender offer is not successful, Motorola will consider in good faith all other reasonable options, including third party financing proposals.”

We continue to believe in Next Level’s strong prospects. Thank you for your continuing support.

Sincerely,

/s/ Walter S. Clay	/s/ Alex Good

Walter S. Clay Director and Independent Committee Member	Alex Good Director and Independent Committee Member

/s/ Craig Kornblau	/s/ Paul Latchford

Craig Kornblau Director and Independent Committee Member	Paul Latchford Director and Independent Committee Member

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Stockholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by Next Level with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by directing requests to MacKenzie Partners, Inc. at (800) 322-2885 or (212) 929-5500, or via e-mail at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, California, the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit www.nlc.com.

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Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.